July 9, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin and Kathleen Krebs

Re:	Montana Technologies Corporation

Registration Statement on Form S-1

Originally Filed April 12, 2024

Registration No. 333-278633

To whom it may concern:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Thursday, July 11, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Montana Technologies Corporation (the “Company”) or its counsel may request via telephone call to the staff. Please contact Ryan J. Maierson of Latham & Watkins LLP, counsel to the Company, at (713) 546-7420, or in his absence, John M. Greer of Latham & Watkins LLP at (713) 546-7472, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Montana Technologies Corporation

By:	/s/ Chad MacDonald
Chad MacDonald
Chief Legal Officer

cc:	Matthew Jore, Montana Technologies Corporation

Ryan J. Maierson, Latham & Watkins LLP

John M. Greer, Latham & Watkins LLP